

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Scott Lipesky
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

>   **Re: Abercrombie & Fitch Co.**
>   **Form 10-K for the Fiscal Year Ended February 1, 2020**
>   **Filed March 31, 2020**
>   **File No. 001-12107**

Dear Mr. Lipesky:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services